                                                                      Exhibit 12

                               TECO Energy, Inc.

                       RATIO OF EARNINGS TO FIXED CHARGES


     The following table sets forth the company's ratio of earnings to fixed charges for the periods indicated.


 Nine Months         Twelve Months                        Year Ended December 31,
    Ended                Ended            --------------------------------------------------------
Sept. 30, 2001       Sept. 30, 2001        2000        1999         1998         1997       1996
---------------      --------------       ------     ---------    ---------     -------    --------
    2.81x               2.61x             2.55x      3.25x (1)    3.67x (2)     3.77x (3)   3.72x

     For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.

(1) Includes the effect of non-recurring pretax charges totaling $21.0 million recorded in the third and fourth quarters of 1999. Charges consisted of the following: $10.5 million recorded at Tampa Electric based on Florida Public Service Commission audits of its 1997 and 1998 earnings which limited its equity ratio to 58.7 percent; $3.5 million at Tampa Electric to resolve litigation filed by the U.S. Environmental Protection Agency; $6 million at TECO Investments to adjust the carrying value of certain leveraged leases; and $4.3 million at Tampa Electric and $3.3 million net benefit at TECO Energy for corporate income tax settlements related to prior years' tax returns. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.60x for the year ended Dec. 31, 1999.

(2) Includes the effect of non-recurring pretax charges totaling $30.5 million associated with write-offs at TECO Coal and Tampa Electric, and $.6 million pretax of merger-related costs, as more fully explained in Note I to Item 8, Financial Statements of the Company's Annual Report on Form 10-K for the 1998 fiscal year. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.95x for the year ended Dec. 31, 1998.

(3) Includes a $2.6-million pretax charge for all costs associated with the Peoples Gas System and West Florida Natural Gas Company mergers completed in June 1997. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.79x for the year ended Dec. 31, 1997.